At a special meeting of shareholders of the Jacob Wisdom Fund held on August 26, 2016, the shareholders voted on the Reorganization Plan described below.  A description of the shares voted in favor, shares voted against and shares abstaining, with respect to the Reorganization Plan is illustrated in the following table:

For
Against
Abstain
217,408
15,296
18,474